Exhibit 99.1

Bitauto Announces Second Quarter 2018 Results

Second quarter revenue increased 28.5% year-over-year

Revenue from transaction services increased 50.2% year-over-year

BEIJING, August 22, 2018 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry, today announced its unaudited financial results for the second quarter ended June 30, 2018[1].

Bitauto Second Quarter 2018 Highlights

•	Revenue in the second quarter of 2018 was RMB2.56 billion (US$387.5 million), a 28.5% increase from the corresponding period in 2017.

•	Gross profit in the second quarter of 2018 was RMB1.62 billion (US$245.3 million), a 17.7% increase from the corresponding period in 2017.

•	Income from operations in the second quarter of 2018 was RMB107.0 million (US$16.2 million), compared to RMB12.8 million (US$1.9 million) in the corresponding period in 2017.

•	Non-GAAP income from operations in the second quarter of 2018 was RMB429.1 million (US$64.8 million), a 45.8% increase from the corresponding period in 2017.

•	Net income in the second quarter of 2018 was RMB27.4 million (US$4.1 million), compared to a net loss of RMB63.3 million (US$9.6 million) in the corresponding period in 2017.

•	Non-GAAP net income in the second quarter of 2018 was RMB353.7 million (US$53.5 million), a 53.4% increase from the corresponding period in 2017.

•	Basic and diluted net loss per ADS in the second quarter of 2018 was RMB0.02 (US$0.00) and RMB0.05 (US$0.01), respectively.

•	Non-GAAP basic and diluted net income per ADS in the second quarter of 2018 was RMB3.50 (US$0.53) and RMB3.22 (US$0.49), respectively.

Mr. Andy Zhang, chief executive officer of Bitauto, said, “We were pleased to deliver a set of healthy results across our business lines in the second quarter of 2018, with total revenue growing 28.5% year-over-year to RMB2.56 billion. In particular, our transaction services revenue expanded rapidly with 50.2% year-over-year growth to RMB1.27 billion. We also maintained solid momentum in our advertising and subscription business, with 15.9% revenue growth year-over-year to RMB1.07 billion, driven by our ongoing revamping initiatives.”

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“In our advertising business, we deepened our collaboration with key opinion leaders to develop customized content and services for automakers, creating win-win-win connections between automakers, self-media and Bitauto. In our subscription business, we continued to optimize our business mix by converting more subscribers to our premium service package. We also expanded our subscription membership base by providing tailored services to China’s vast number of unauthorized auto dealers. In our transaction services business, Yixin posted resilient results amid industry weakness, facilitating approximately 103,000 financed automobile transactions, a 19% increase from the corresponding period in 2017. In August, Yixin entered into strategic collaborations with WeBank for loan facilitation services. With five loan facilitation service partners in place, we expect to further expand Yixin’s third-party loan facilitation services, which features strong scalability and an attractive margin profile. In the second quarter, 19% of total financed automobile transactions were through third-party loan facilitation services, up from 8% in the previous quarter.”

“Looking ahead, we will continue to focus on our three core business strategies. First, we will further develop synergies between Bitauto, Yixin and other Bitauto family companies to build up more diversified offerings for consumers and our business partners. Second, we will continue to enhance the content and services that we provide to our user community to cover the entire automobile purchase and ownership cycle. This will allow us to increase user stickiness and engagement, and develop more comprehensive customer profiles. Third, we will continue to leverage our big data capabilities and support from our strategic shareholders to enable more user touchpoints and data crossover throughout the Bitauto ecosystem. Building on our market leading position, we are confident that we will achieve our goal of becoming China’s top online auto media and transaction services platform.”

Mr. Ming Xu, chief financial officer of Bitauto said, “We achieved steady topline growth from our media services in the second quarter, thanks mainly to higher ASPs as a result of rising spending by OEM advertisers, higher price points for subscription packages and a greater contribution from sales of premium membership packages. In addition, we made solid progress in improving our profitability through various measures to optimize our cost structure, including marketing expenses. As Yixin further expands its revenue contribution from its third party loan business, we also expect to see margin improvement in our transaction services business in the second half of 2018.”

Adoption of New Revenue Guidance ASC 606

In May 2014, the FASB issued a new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers.” Bitauto has completed its assessment and noted the most significant impact is the change from presentation of value-added tax (“VAT”) on a gross basis to a net basis. Bitauto adopted the new revenue guidance starting from January 1, 2018 by applying the modified retrospective approach. Therefore, operating results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not restated and continue to be reported in accordance with the Company's historic accounting method under Topic 605.

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To provide investors with a meaningful year-over-year comparison, Bitauto has provided a reconciliation table for the impact of adopting this new revenue guidance for the second quarter of 2018 and the corresponding period in 2017. Other than in the Company’s consolidated statements of operations, the operating results are discussed and analyzed under the new revenue guidance, including those for the comparative period in 2017.

	For the Three Months Ended June 30, 2018
	Under ASC 605	VAT adjustments	Under ASC 606
	RMB	RMB	RMB
	(in thousands)

Revenue	2,752,253	(187,937)	2,564,316
- Advertising and subscription business	1,147,736	(79,942)	1,067,794
- Transaction services business	1,365,100	(93,164)	1,271,936
- Digital marketing solutions business	239,417	(14,831)	224,586

Cost of revenue	(1,112,337)	170,871	(941,466)
Gross profit	1,639,916	(17,066)	1,622,850

Income from operations	107,042	-	107,042

Net income	27,386	-	27,386

	For the Three Months Ended June 30, 2017
	Under ASC 605	VAT adjustments	Under ASC 606
	RMB	RMB	RMB
	(in thousands)

Revenue	2,170,632	(174,839)	1,995,793
- Advertising and subscription business	1,006,678	(85,165)	921,513
- Transaction services business	922,580	(76,011)	846,569
- Digital marketing solutions business	241,374	(13,663)	227,711

Cost of revenue	(772,659)	156,200	(616,459)
Gross profit	1,397,973	(18,639)	1,379,334

Income from operations	12,766	-	12,766

Net loss	(63,270)	-	(63,270)

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Bitauto Second Quarter 2018 Results

Bitauto reported revenue of RMB2.56 billion (US$387.5 million) for the second quarter of 2018, representing a 28.5% increase from the corresponding period in 2017. The increase in revenue was attributable to the growth of the Company's transaction services business and advertising and subscription business.

•	Revenue from the advertising and subscription business for the second quarter of 2018 was RMB1.07 billion (US$161.4 million), representing a 15.9% increase from RMB921.5 million (US$139.3 million) in the corresponding period in 2017.

•	Revenue from the transaction services business for the second quarter of 2018 was RMB1.27 billion (US$192.2 million), representing a 50.2% increase from RMB846.6 million (US$127.9 million) in the corresponding period in 2017, primarily driven by the fast growth of transaction volume.

•	Revenue from the digital marketing solutions business for the second quarter of 2018 was RMB224.6 million (US$33.9 million), compared to RMB227.7 million (US$34.4 million) in the corresponding period in 2017.

Cost of revenue for the second quarter of 2018 was RMB941.5 million (US$142.3 million), representing a year-over-year increase of 52.7% from the corresponding period in 2017. The increase was primarily due to increased funding costs related to the growth of transaction services. Cost of revenue as a percentage of revenue in the second quarter of 2018 was 36.7%, compared to 30.9% in the corresponding period in 2017.

Gross profit for the second quarter of 2018 was RMB1.62 billion (US$245.3 million), representing a 17.7% increase from the corresponding period in 2017.

Selling and administrative expenses were RMB1.40 billion (US$211.3 million) for the second quarter of 2018, representing a 10.8% increase from the corresponding period in 2017. This increase was primarily attributable to the increases in share-based compensation, provision for credit losses of finance receivables, salaries and benefits, and offset by the decrease in marketing expenses.

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Product development expenses were RMB162.7 million (US$24.6 million) for the second quarter of 2018, representing a 25.8% increase from the corresponding period in 2017. The increase was primarily due to increases in salaries and benefits.

Share-based compensation, which was allocated to related operating expense line items, was RMB151.6 million (US$22.9 million) in the second quarter of 2018, compared to RMB71.0 million (US$10.7 million) in the corresponding period in 2017. The increase was mainly due to options granted by Yixin Group Limited (“Yixin”) (SEHK: 2858) to its employees in the third quarter of 2017.

Income from operations in the second quarter of 2018 was RMB107.0 million (US$16.2 million), compared to an income from operations of RMB12.8 million (US$1.9 million) in the corresponding period in 2017.

Non-GAAP income from operations in the second quarter of 2018 was RMB429.1 million (US$64.8 million), a 45.8% increase from the corresponding period in 2017.

Income tax expense in the second quarter of 2018 was RMB73.9 million (US$11.2 million), compared to an income tax expense of RMB103.1 million (US$15.6 million) in the corresponding period in 2017. This decrease was mainly due to the impact of preferential tax rate applicable to some of the Company's subsidiaries in China.

Net income in the second quarter of 2018 was RMB27.4 million (US$4.1 million), compared to a net loss of RMB63.3 million (US$9.6 million) in the corresponding period in 2017. Net income attributable to Bitauto in the second quarter of 2018 was RMB2.7 million (US$0.4 million). Basic and diluted net loss per ADS, each representing one ordinary share, in the second quarter of 2018 amounted to RMB0.02 (US$0.00) and RMB0.05 (US$0.01), respectively, taking into consideration of the accretion to redeemable noncontrolling interests amounting to RMB7.0 million (US$1.1 million).

Non-GAAP net income in the second quarter of 2018 was RMB353.7 million (US$53.5 million), a 53.4% increase from the corresponding period in 2017. Non-GAAP net income attributable to Bitauto in the second quarter of 2018 was RMB257.3 million (US$38.9 million). Non-GAAP basic and diluted net income per ADS in the second quarter of 2018 amounted to RMB3.50 (US$0.53) and RMB3.22 (US$0.49), respectively, taking into consideration of the accretion to redeemable noncontrolling interests amounting to RMB7.0 million (US$1.1 million).

As of June 30, 2018, the Company had cash and cash equivalents and restricted cash of RMB7.90 billion (US$1.19 billion). Cash used in operating activities, cash used in investing activities, and cash provided by financing activities in the second quarter of 2018 were RMB239.8 million (US$36.2 million), RMB2.56 billion (US$386.6 million), and RMB319.4 million (US$48.3 million), respectively.

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The number of employees totaled 7,889 as of June 30, 2018, including employees of entities in which Bitauto has acquired and holds controlling interests. This represented a 9.38% year-over-year decrease, primarily due to decreased headcount in the Company’s fast-growing transaction services business, following Yixin’s strategically de-emphasizing used automobile transaction facilitation services.

As of June 30, 2018, the Company had a total of 72,739,966 ordinary shares. Non-GAAP basic and diluted per ADS figures for the second quarter of 2018 were calculated using a weighted average of 71,785,937 and 78,333,221 ADSs, respectively. Each ADS represents one ordinary share of the Company.

Yixin Second Quarter 2018 Highlights

In the second quarter of 2018, Bitauto’s controlled subsidiary Yixin, the primary operator of the Company’s transaction services business, facilitated approximately 103,000 financed automobile transactions, representing approximately 19% year-over-year growth, and approximately RMB8.4 billion aggregate in auto financing, through its loan facilitation services and self-operated financing services. In particular, Yixin’s third-party loan facilitation transactions continued to gain momentum, contributing approximately 19% of the financed automobile transaction volume in the second quarter, up from 8% in the previous quarter. In the second quarter of 2018, Yixin facilitated over 19,000 financed automobile transactions, a year-over-year increase of over 90 times, and over RMB1.3 billion in auto financing, through its loan facilitation services for its partner banks.

In the second quarter of 2018, under U.S. GAAP, Yixin’s total revenues reached RMB1.34 billion (US$201.8 million); gross profit reached RMB651.5 million (US$98.5 million); net income was RMB25.2 million (US$3.8 million) and Non-GAAP net income was RMB149.5 million (US$22.6 million). Yixin's Non-GAAP net income is calculated by net income excluding share-based compensation of RMB81.6 million (US$12.3 million), amortization of intangible assets resulting from asset and business acquisitions of RMB43.1 million (US$6.5 million), and offset by tax effect of RMB0.4 million (US$0.1 million). In the second quarter of 2018, Yixin entered into certain transactions with other subsidiaries of Bitauto, which have been eliminated upon Bitauto’s consolidation of Yixin. The revenue Yixin recorded for the services provided to those subsidiaries of Bitauto amounted to RMB51.2 million (US$7.7 million).

As of June 30, 2018, Yixin had cash and cash equivalents and restricted cash of RMB4.25 billion (US$642.2 million), total finance receivables of RMB35.75 billion (US$5.40 billion), and total borrowings, including bank borrowings and asset-backed securitization debt, of RMB29.03 billion (US$4.39 billion).

As of June 30, 2018, Yixin’s 31-90 days past due ratio, 91-180 days past due ratio, and 180+ days past due ratio were 0.43%, 0.58%, 0.48%, respectively; 90+ days past due ratio, and 30+ days past due ratio were 1.05% and 1.48%, respectively. Under U.S. GAAP, Yixin’s provision for credit losses of finance receivables in the second quarter of 2018 was RMB128.1 million (US$19.4 million). The balance of provision for credit losses of finance receivables was RMB276.4 million (US$41.8 million) as of June 30, 2018.

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As Bitauto’s controlled subsidiary listed on the Hong Kong Stock Exchange, Yixin announced its consolidated financial statements under IFRS for the first half of 2018. In order to help investors to understand the difference between IFRS and U.S. GAAP for Yixin’s operation results, a reconciliation was prepared and presented at the end of this earnings release.

Third Quarter 2018 Outlook

Bitauto currently expects to generate revenue in the range of RMB2.66 billion (US$402.0 million) to RMB2.71 billion (US$409.5 million) in the third quarter of 2018, representing a 22.9% to 25.2% increase from the corresponding period in 2017.

This forecast reflects revenues net of VAT under the new revenue guidance ASC Topic 606, which has been adopted by Bitauto starting from January 1, 2018. If presented on gross basis, as consistent with in year 2017, forecasted revenues would be between RMB2.87 billion (US$433.7 million) to RMB2.92 billion (US$441.3 million) in the third quarter of 2018, representing a 22.4% to 24.5% increase from the corresponding period in 2017.

This forecast takes into consideration of seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 8:15 AM on August 22, 2018 U.S. Eastern Time (8:15 PM on August 22, 2018 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090

Conference ID:	9888137

A replay of the conference call may be accessed by phone at the following number until August 30, 2018:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299

Conference ID:	9888137

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.6171 to US$1.00, the effective noon buying rate as of June 29, 2018 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

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About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto’s business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps. The website and mobile apps provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and promotional services to its business partners via Yixin’s online platform for automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile retail transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

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Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income from operations, Non-GAAP net income and Non-GAAP basic and diluted net income per ADS as Non-GAAP financial measures, and uses Yixin’s Non-GAAP income from operations and Yixin’s Non-GAAP net income as Non-GAAP financial measures to supplement the disclosure of financial performance of Yixin. Non-GAAP income from operations is defined as income/(loss) from operations excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) professional expenses incurred for the initial public offering of Yixin and the issuance of preferred shares. Non-GAAP net income is defined as net income/(loss) excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) professional expenses incurred for the initial public offering of Yixin and the issuance of preferred shares; (iv) share of amortization of equity investments' intangible assets not on their books; (v) investment income associated with non-cash investment matters; (vi) fair value adjustment of contingent considerations; (vii) amortization of the BCF discount on the convertible notes; and (viii) tax effect of Non-GAAP line items. Non-GAAP basic and diluted net income per ADS is defined as Non-GAAP net income attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. Yixin’s Non-GAAP income from operations is defined as income/(loss) from operations excluding (i) share-based compensation; and (ii) amortization of intangible assets resulting from asset and business acquisitions. Yixin’s Non-GAAP net income is defined as net income/(loss) excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) tax effect of Non-GAAP line items. These Non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these Non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of Non-GAAP financial measures has certain limitations. These Non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the Non-GAAP financial measures. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these Non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto or Yixin does.

Reconciliation of these Non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

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For investor and media inquiries, please contact:

China

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

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SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended		For the Six Months Ended
	June 30, 2017*	June 30, 2018	June 30, 2018
	RMB	RMB	RMB
	(in thousands, except for share and per share data)

Revenue	2,170,632	2,564,316	4,735,461
Cost of revenue	(772,659)	(941,466)	(1,762,852)
Gross profit	1,397,973	1,622,850	2,972,609

Selling and administrative expenses	(1,262,490)	(1,398,450)	(2,908,683)
Product development expenses	(129,260)	(162,670)	(323,105)
Other gains, net	6,543	45,312	52,894
Income/(Loss) from operations	12,766	107,042	(206,285)

Interest income	23,253	20,902	50,446
Interest expense	(19,293)	(12,717)	(24,829)
Share of results of equity investees	(15,305)	(14,391)	(25,248)
Investment income	38,400	421	6,421
Profit/(Loss) before tax	39,821	101,257	(199,495)

Income tax expense	(103,091)	(73,871)	(61,403)
Net (loss)/income	(63,270)	27,386	(260,898)

Net income/(loss) attributable to noncontrolling interests	7,096	17,702	(109,936)
Accretion to redeemable noncontrolling interests	91,865	6,995	13,913
Net (loss)/income attributable to Bitauto Holdings Limited	(162,231)	2,689	(164,875)

Non-GAAP financial data
Non-GAAP net income	230,578	353,718	390,777
Non-GAAP net income attributable to noncontrolling interests	10,747	89,407	52,326
Accretion to redeemable noncontrolling interests	91,865	6,995	13,913
Non-GAAP net income attributable to Bitauto Holdings Limited	127,966	257,316	324,538

Reconciliation of GAAP to Non-GAAP results

	For the Three Months Ended		For the Six Months Ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB

Income/(Loss) from operations	12,766	107,042	(206,285)
Share-based compensation	70,979	151,590	301,731
Amortization of intangible assets resulting from asset and business acquisitions	168,839	170,472	341,621
Professional expenses incurred for the initial public offering of Yixin and the issuance of preferred shares	41,638	-	-
Non-GAAP income from operations	294,222	429,104	437,067

Net (loss)/income	(63,270)	27,386	(260,898)
Share-based compensation	70,979	151,590	301,731
Amortization of intangible assets resulting from asset and business acquisitions	168,839	170,472	341,621
Professional expenses incurred for the initial public offering of Yixin and the issuance of preferred shares	41,638	-	-
Share of amortization of equity investments' intangible assets not on their books	27	-	-
Investment income associated with non-cash investment matters	(1,453)	-	-
Fair value adjustment of contingent considerations	5,220	-	-
Amortization of the BCF discount on the convertible notes	8,598	7,164	14,280
Tax effect of Non-GAAP line items	-	(2,894)	(5,957)
Non-GAAP net income	230,578	353,718	390,777

Non-GAAP net income per ADS
Basic	1.80	3.50	4.38
Diluted	1.66	3.22	4.06

*The operating results for the second quarter of 2017 are not restated and are presented on a gross basis under Topic 605, while those for the second quarter of 2018 are presented on a net basis under Topic 606.

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SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2017	June 30, 2018
	RMB	RMB
	(in thousands)

Assets
Current assets
Cash and cash equivalents	9,555,027	5,503,130
Restricted cash	811,596	1,043,491
Accounts receivable, net	2,854,410	3,103,474
Uncollateralized finance receivables - current portion, net	2,963,926	4,466,939
Collateralized finance receivables - current portion, net	10,289,972	12,358,819
Other current assets	1,642,438	2,561,966
	28,117,369	29,037,819
Non-current assets
Restricted cash	672,736	1,356,403
Investments in equity investees	1,184,196	1,514,826
Property, plant and equipment, net	1,296,196	1,014,912
Intangible assets, net	1,726,321	1,334,595
Uncollateralized finance receivables - non-current portion, net	4,181,627	6,389,203
Collateralized finance receivables - non-current portion, net	12,356,080	12,413,887
Other non-current assets	1,981,207	2,416,258
	23,398,363	26,440,084

Total assets	51,515,732	55,477,903

Liabilities
Current liabilities
Short term borrowing	11,243,614	10,861,621
Asset-backed securitization debt	6,165,429	8,784,529
Accounts payable	2,176,627	2,200,793
Other current liabilities	3,113,569	3,081,200
	22,699,239	24,928,143
Non-current liabilities
Long term borrowings	5,074,273	5,217,607
Asset-backed securitization debt	2,611,821	4,351,409
Other non-current liabilities	892,728	884,565
	8,578,822	10,453,581

Total liabilities	31,278,061	35,381,724

Redeemable noncontrolling interests	301,953	345,866

Total equity	19,935,718	19,750,313

Total liabilities, redeemable noncontrolling interests and equity	51,515,732	55,477,903

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Yixin

Unaudited Condensed Consolidated Statements of Operations

(in thousands)

	For the Six Months Ended
	June 30, 2018	June 30, 2018	June 30, 2018
	RMB	RMB	RMB
	IFRS	Reconcilation	US GAAP

Revenue	2,563,560	-	2,563,560
Cost of revenue	(1,313,307)	-	(1,313,307)
Gross profit	1,250,253	-	1,250,253

Selling and administrative expenses	(1,297,095)	(46,864)	(1,343,959)
Product development expenses	(141,367)	-	(141,367)
Other gains, net	24,711	(2,585)	22,126
Loss from operations	(163,498)	(49,449)	(212,947)

Interest income	17,179	-	17,179
Interest expense	(1,665)	-	(1,665)
Share of results of equity investees	111	-	111
Loss before tax	(147,873)	(49,449)	(197,322)

Income tax (expense)/benefit	(11,611)	12,683	1,072
Net loss	(159,484)	(36,766)	(196,250)

Reconciliation of GAAP to Non-GAAP results

	For the Six Months Ended
	June 30, 2018	June 30, 2018	June 30, 2018
	RMB	RMB	RMB
	IFRS	Reconcilation	US GAAP

Loss from operations	(163,498)	(49,449)	(212,947)
Fair value gains on financial assets*	(2,585)	2,585	-
Share-based compensation	191,399	-	191,399
Amortization of intangible assets resulting from asset and business acquisitions	94,279	(1,282)	92,997
Non-GAAP income from operations	119,595	(48,146)	71,449

Net loss	(159,484)	(36,766)	(196,250)
Fair value gains on financial assets*	(2,585)	2,585	-
Share-based compensation	191,399	-	191,399
Amortization of intangible assets resulting from asset and business acquisitions	94,279	(1,282)	92,997
Tax effect of non-GAAP line items	(282)	(646)	(928)
Non-GAAP net income	123,327	(36,109)	87,218

* This item is only reconciled under IFRS as the financial assets are not measured by fair value through profit or loss under U.S. GAAP.

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